# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Monroe Federal Bancorp, Inc., CIK 0002024899
CUSIP: 61084A108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 24 East Main Street, Tipp City, Ohio (OH), 45371
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000943374-25-000094
Filed by CIK 0002053868

## Reporting persons
- Monroe Federal Savings & Loan Association Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 33,166; shared voting power 3,685; sole dispositive power 36,851; shared dispositive power 0; aggregate amount beneficially owned 36,851 (6.8% of the class)

## Item 1. Issuer
Name of issuer: Monroe Federal Bancorp, Inc.
Address of issuer's principal executive offices: 24 East Main Street, Tipp City, Ohio, 45371

## Item 2. Person Filing
Name of person filing:
Monroe Federal Savings and Loan Association
Employee Stock Ownership Plan Trust
Trustee: Community Bank of Pleasant Hill, dba First Trust of MidAmerica
Address of principal business office or, if none, residence:
3500 N Village Dr. Suite 220
St. Joseph, Missouri 64506
Citizenship: Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 36,851
Percent of class: 6.8
Sole power to vote or to direct the vote: 33,166
Shared power to vote or to direct the vote: 3,685
Sole power to dispose or to direct the disposition: 36,851
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Monroe Federal Savings & Loan Association Employee Stock Ownership Plan Trust: /s/ Ryan Thompson, Ryan Thompson, Vice President, Community Bank of Pleasant Hill dba First Trust of MidAmerica, as Trustee (02/17/2026)